EXHIBIT 99.1

Caledonia Mining Corporation Plc: Utilisation of the block admission in respect of ATM Sales Agreement

ST HELIER, Jersey, Nov. 20, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) gives below the information required by Schedule Six of the AIM Rules for Companies in connection with its "At the Market" or "ATM" sales agreement with Cantor Fitzgerald & Co (“Cantor”) (the “ATM Sales Agreement”), as announced on May 18, 2023.

Name of company:	Caledonia Mining Corporation Plc
Name of scheme:	ATM Sales Agreement
Period of return:	From May 19, 2023 to November 17, 2023
Number and class of securities not issued under the scheme:	2,000,000 depositary interests representing the same number of common shares
Number of securities issued/allotted under scheme during period:	Nil
Balance under scheme of securities not yet issued/allotted at end of period:	2,000,000 depositary interests representing the same number of common shares
Number and class of securities originally admitted pursuant to the scheme and the date of admission:	2,000,000 depositary interests representing the same number of common shares on May 19, 2023
Contact name and telephone number:	As below

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 (0)20 7220 0500

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39